Press release
PHILADELPHIA, November 2, 2018

For immediate release

Delaware Enhanced Global Dividend and Income Fund announces final results of tender offer

Delaware Enhanced Global Dividend and Income Fund (NYSE: DEX) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 3,165,810 of its common shares ("Common Shares"), representing up to 20 percent of its issued and outstanding Common Shares, without par value. The offer expired at 11:59 p.m., New York City time, on Friday, October 26, 2018.

Based on a count by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 6,934,106 Common Shares, or approximately 43.81% of the Fund's Common Shares outstanding, were tendered. The Fund has accepted 3,165,810 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $10.56 per share. This purchase price is 98% of the Fund's net asset value per share of $10.78 as of the close of regular trading on the New York Stock Exchange ("NYSE") on October 29, 2018, the pricing date stated in the Offer to Purchase. Because the total number of Common Shares tendered exceeds the number of Common Shares offered to purchase, all tendered Common Shares are subject to pro-ration in accordance with the terms of the Offer to Purchase. Under final pro-ration, 45.66% of the Common Shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 12,663,237 Common Shares outstanding.

The Fund's primary investment objective is to seek current income, with a secondary objective of capital appreciation. The Fund invests globally in dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards. There is no assurance that the Fund will achieve its investment objectives.

Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of U.S. issuers; and (2) at least 40% of its net assets in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-U.S. issuers; and 3) the Fund may invest up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of its cash distributions as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, from a return of capital. Even though the Fund may realize current year capital gains, such gains may be offset, in whole or in part, by any capital loss carryovers from prior years. Shareholders should not draw any conclusions about the Fund's investment performance from the amount of any distributions or from the terms of the Fund's policy.

Currently under the Fund's managed distribution policy, the Fund makes monthly distributions to common shareholders at a targeted annual distribution rate of 10% of the Fund's average net asset value ("NAV") per share. The Fund calculates the average NAV per share from the previous three full months immediately prior to the distribution based on the number of business days in those three months on which the NAV is calculated. The distribution will be calculated as 10% of the prior three month's average NAV per share, divided by 12. The Fund will generally distribute amounts necessary to satisfy the Fund's managed distribution policy and the requirements prescribed by excise tax rules and Subchapter M of the Internal Revenue Code. This distribution methodology is intended to provide shareholders with a consistent, but not guaranteed, income stream and a targeted annual distribution rate and is intended to narrow the discount between the market price and the NAV of the Fund's Common Shares, but there is no assurance that the policy will be successful in doing so. The methodology for determining monthly distributions under the Fund's managed distribution policy will be reviewed at least annually by the Fund's Board of Trustees, and the Fund will continue to evaluate its distribution in light of ongoing market conditions.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund's annual report for the fiscal year ended November 30, 2017, will be available without cost at the Commission's website (sec.gov) or by calling the Fund's Information Agent.

About Macquarie Investment Management

Macquarie Investment Management, a member of Macquarie Group, includes the former Delaware Investments and is a global asset manager with offices throughout the United States, Europe, Asia, and Australia. As active managers, we prioritize autonomy and accountability at the team level in pursuit of opportunities that matter for clients. Macquarie Investment Management is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Advisory services are provided by Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Funds® by Macquarie, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited (MBL), none of the entities referred to in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of MBL, a subsidiary of Macquarie Group Limited and an affiliate of Macquarie Investment Management. MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.
Contacts and disclaimer
Investors	Media contacts
Georgeson LLC	Daniela Palmieri
888 605-8334	215 255-8878
delawarefunds.com/closed-end
Jessica Fitzgerald
215 255-1336

© 2018 Macquarie Management Holdings, Inc.

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